EXHIBIT 99.1

Global Med Technologies®, Inc. Reports Profitability, Record Operating Income and

10th Consecutive Quarter of Record Revenue Growth

Operating Income Exceeds $1 Million; Recurring Revenues Climb 84%;

Free Cash Flow Exceeds $1.7 Million

DENVER, CO – (May 15, 2009) – Global Med Technologies®, Inc. (“Global Med” or the “Company”) (OTCBB: GLOB), an international healthcare information technology company, today reported profitability and its tenth consecutive quarter of revenue growth for the first quarter ended March 31, 2009.

Global Med’s record revenues of $8.359 million for the first quarter of 2009 represent an increase of $3.766 million or 82% over the $4.593 million recorded for the comparable 2008 period. In the first quarter of 2009, operating income improved to $1.057 million from $625 thousand during the comparable 2008 period. The Company’s net income for the first quarter of 2009 was $321 thousand, or $0.01 per basic common share outstanding, versus $360 thousand, or $0.01 per basic common share outstanding, for the comparable 2008 period.

Global Med’s cash flow from operations for the first quarter of 2009 was $1.750 million, up 102% over the $867 thousand recorded for the comparable 2008 period.

Recurring annual maintenance revenues for the quarter were running at an annualized rate of over $16.3 million. Based on the backlog as of March 31, 2009, the Company’s annual recurring revenues, when all contracted customer sites are implemented, will be approximately $17.2 million, an increase of 84% over 2008. The Company’s backlog of unrecognized software license fees and implementation fees was approximately $8.9 million, an increase of 55% over 2008.

First Quarter 2009 Business Developments and Announcements:

  With the licensing of the Company’s SafeTrace Tx® transfusion management system to Brattleboro Memorial Hospital in Vermont, Global Med’s medical information systems are now in all 50 States.

  The Company licensed ElDorado™ software solutions to MedStar Health of Baltimore, MD, a $3.5 billion, 8-hospital organization in the mid-Atlantic region.

  The Company licensed its leading European blood and laboratory solutions to Homburg, Germany healthcare facility - the University of Saarland Clinic Blood Center chose Inlog’s EdgeBlood and EdgeLab to manage its blood bank and laboratory.

  Global Med licensed its 90th site in the Southeastern U.S. to Laurens County Health System of Clinton, South Carolina to automate its blood bank with Global Med’s SafeTrace Tx® transfusion management system.

  Global Med’s subsidiary, Inlog, placed its EdgeLab laboratory information system at the Fontainebleau Hospital to replace their out-dated Legacy LIS.

  The Company licensed eDonor® , ElDorado Donor™ , and Donor Doc™ integrated donor management systems to South Texas Blood & Tissue Center of San Antonio, Texas, one of the top ten donor centers in the United States.

  During the quarter, the Company announced that its Inlog subsidiary had licensed EdgeTrack to 62 French hospitals in 2008, including 19 Hospitals in Q4 2008 alone, confirming its leading position in the French hospital market with more than 130 installations.

  Global Med licensed its SafeTrace Tx® transfusion management software to Good Samaritan Hospital of Vincennes, Indiana. The hospital also contracted with PeopleMed™ , Inc., a subsidiary of Global Med, to validate their software.

Michael I. Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on the first quarterly results, stated, “The Company continues to perform well in spite of a difficult economic climate. We experienced record revenues and operating profits in the first quarter with double digit increases in revenues, operating income, and cashflow from operations. It is important to note that operating income nearly doubled and cashflow from operations saw an impressive 102% increase.” Dr. Ruxin continued, “Our recent acquisitions and strategic entry into the European market are showing early success and our integration efforts continue on track. We are also pleased to report that our domestic operations are continuing to experience strong growth in revenues and increased profits.”

Thomas F. Marcinek, the Company’s President and COO, stated, “Global Med continues to execute on its business plan. At this time, our sales bookings are on track to meet our annual goals. Operationally we are delivering products and services to drive our revenue. Finally and most important, our planned cost reductions are enhancing profitability without impacting our ability to deliver revenue.”

The following table provides information related to the Company's operations for the three months ended March 31, 2009 and 2008:

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Results
Three Months Ended March 31,
In (000s) Except Per Share Information
(Unaudited)

	2009	2008
Revenues	$8,359	$4,593
Cost of revenues	3,040	1,558
Operating expenses	4,262	2,410
Income from operations	1,057	625
Other income, (expenses)	(736)	(265)
and (taxes)
Net income	$321	$360
Income per share
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Weighted average shares
outstanding
Basic	34,088	26,935
Diluted	43,452	44,915
Cash flows provided by
operations	$1,750	$867

GLOBAL MED TECHNOLOGIES, INC. (OTC Bulletin Board: GLOB.OB)
Selected Condensed Balance Sheet Data
In (000s)
(Unaudited)

	March 31, 2009	December 31, 2008

Cash, cash equivalents, and
marketable securities	$5,936	$4,660
Other current assets	9,549	9,566
Current assets	15,485	14,226

PP&E	1,345	1,385
Intangible assets	13,519	14,081
Other long-term assets	136	92

Total assets	$30,485	$29,784

Accounts payable, accrued	$7,018	$6,759
expenses, and other current
liabilities
Deferred revenue	6,995	6,361
Current portion, long-term
debt	2,339	2,335
Total current liabilities	16,352	15,455

Long-term debt	7,534	7,853
Other long-term liabilities	1,065	1,065
Total liabilities	24,951	24,373

Total stockholders' equity	5,534	5,411

Total liabilities and
stockholders’ equity	$30,485	$29,784

The Company will host a conference call at 11:00 a.m. Eastern today. Callers within the U.S. should call: 1-866-394-9731. Callers that are outside of the U.S. should call: 1-706-643-7541. Callers should reference "Global Med First Quarter Financial Results" to the conference call operator. The conference call ID number will be: 98847282.

About Global Med Technologies®, Inc.

Global Med Technologies, Inc. is an international healthcare information technology company which develops regulated and non-regulated products and services for the healthcare industry. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 2,100 transfusion centers, blood banks and laboratory sites.

Global Med’s domestic companies are Wyndgate Technologies®, a leader in software products and services for donor centers and hospital transfusion services; eDonor®, which offers web-based donor relationship management systems; and PeopleMed™, Inc., which implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.

Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.

For more information about Global Med’s products and services, please call 800-996-3428 or visit www.globalmedtech.com.

This news release may include statements that constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expects” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this news release.

Company Contact: Global Med Technologies, Inc. Michael I. Ruxin, M.D. (303) 238-2000 mick@globalmedtech.com	Investor Contact: Global Med Technologies, Inc. Karen Davis, CFO (916) 404-8495 davisk@globalmedtech.com